WOODSIDE
AUSTRALIAN ENERGY

03 JAN -2 AM 8:49

SUPPL

12 December 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

03003167

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- Appendix 3Y Change of Director's Interest Notice in relation Rory Edward Stanley Argyle, lodged with the Australian Stock Exchange on 12 December 2002.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Administration Officer

dw 1/22

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Woodside Petroleum Limited**
ABN	**55 004 898 962**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	**Rory Edward Stanley Argyle**
Date of last notice	**23 April 2002**

Part 1 - Change of Director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mrs Penelope Argyle – associate interest (wife) (2,000) Kirsty Argyle - associate interest (daughter) (1,500) Angus Argyle - associate interest (son) (1,300) Relygra Pty Ltd – associate interest (5,100)
Date of change	12 December 2002
No. of securities held prior to change Note: This number should equal the number in the "No. of securities held after change" box in your last Appendix 3Y notice.	Direct – 4,000 Indirect - 9,900
Class	Ordinary
Number acquired	Direct - 1,000 Indirect - 1,400
Number disposed	n/a
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Direct - $11,920 Indirect - $17,094

No. of securities held after change	Direct – 5,000 Indirect – 11,300 Mrs Penelope Argyle – associate interest (wife) – (3,000) Kirsty Argyle - associate interest (daughter) (1,700) Angus Argyle – associate interest (son) – (1,500) Relygra Pty Ltd – associate interest – (5,100)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market

Part 2 – Change of Director's interests in contracts

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable